SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Spanish Broadcasting System, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

846425882

(CUSIP Number)

April 30, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 pages

CUSIP No. 846425882	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Artisan Partners Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (see Instructions) IA

CUSIP No. 846425882	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Artisan Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No. 846425882	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew A. Ziegler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 846425882	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlene Murphy Ziegler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (see Instructions) IN

Item 1(a)	Name of Issuer:

Spanish Broadcasting System, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2601 South Bayshore Drive, PH II

Coconut Grove, Florida 33133

Item 2(a)	Name of Person Filing:

Artisan Partners Limited Partnership (“Artisan Partners”)

Artisan Investment Corporation, the general partner of Artisan Partners (“Artisan Corp.”)

Andrew A. Ziegler

Carlene Murphy Ziegler

Item 2(b)	Address of Principal Business Office:

Artisan Partners, Artisan Corp., Mr. Ziegler and Ms. Ziegler are all located at:

875 East Wisconsin Avenue, Suite 800

Milwaukee, WI 53202

Item 2(c)	Citizenship:

Artisan Partners is a Delaware limited partnership

Artisan Corp. is a Wisconsin corporation

Mr. Ziegler and Ms. Ziegler are U.S. citizens

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

846425882

Item 3	Type of Person:

(e) Artisan Partners is an investment adviser registered under section 203 of the Investment Advisers Act of 1940; Artisan Corp. is the General Partner of Artisan Partners; Mr. Ziegler and Ms. Ziegler are the principal stockholders of Artisan Corp.

Item 4	Ownership (at April 30, 2006):

(a)	Amount owned “beneficially” within the meaning of rule 13d-3:

None

(b)	Percent of class:

0.0% (based on 40,277,805 shares outstanding as of March 13, 2006)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: None

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: None

(iv)	shared power to dispose or to direct disposition of: None

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2006

ARTISAN INVESTMENT CORPORATION
for itself and as general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By:	Lawrence A. Totsky*

ANDREW A. ZIEGLER

Andrew A. Ziegler*

CARLENE MURPHY ZIEGLER

Carlene Murphy Ziegler*

*By:	/s/ Lawrence A. Totsky
Lawrence A. Totsky
Chief Financial Officer of Artisan Investment Corporation
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene Murphy Ziegler

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of May 9, 2006 by and among Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene Murphy Ziegler

Exhibit 2	Power of Attorney of Andrew A. Ziegler dated as of April 2, 2002

Exhibit 3	Power of Attorney of Carlene M. Ziegler dated as of April 2, 2002

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: May 9, 2006

ARTISAN INVESTMENT CORPORATION
for itself and as general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By:	Lawrence A. Totsky*

ANDREW A. ZIEGLER

Andrew A. Ziegler*

CARLENE MURPHY ZIEGLER

Carlene Murphy Ziegler*

*By:	/s/ Lawrence A. Totsky
Lawrence A. Totsky
Chief Financial Officer of Artisan Investment Corporation
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene Murphy Ziegler

EXHIBIT 2

POWER OF ATTORNEY

The undersigned, Andrew A. Ziegler, hereby appoints Lawrence A. Totsky, Janet D. Olsen, and Gregory K. Ramirez, and each of them individually, his true and lawful attorney-in-fact and agent, with full power to execute and file with the United States Securities and Exchange Commission and any stock exchange or similar authority, for and on his behalf in any and all capacities, any and all reports required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 and the rules thereunder, including but not limited to reports on Schedule 13D or 13G, any and all amendments to such reports, with all exhibits, and any other forms or documents as may be necessary in connection with the filing of such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority, granting unto said attorney full power and authority to do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete, as fully as the undersigned might or could do in person.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and agents.

IN WITNESS WHEREOF the undersigned has caused this Power of Attorney to be executed this 2nd day of April, 2002.

/s/ Andrew A. Ziegler
Andrew A. Ziegler

STATE OF WISCONSIN	)
) SS.
COUNTY OFMILWAUKEE	)

I, Marie V. Glowacki, a Notary Public in and for the County of Milwaukee, State of Wisconsin, DO HEREBY CERTIFY that Andrew A. Ziegler, who is personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that he signed and delivered the said instrument as his own free and voluntary act, for the uses and purposes therein set forth.

Given under my hand and notarial seal, this 2 day of April, 2002.

/s/ Marie V. Glowacki
Notary Public

EXHIBIT 3

POWER OF ATTORNEY

The undersigned, Carlene Murphy Ziegler, hereby appoints Lawrence A. Totsky, Janet D. Olsen, and Gregory K. Ramirez, and each of them individually, her true and lawful attorney-in-fact and agent, with full power to execute and file with the United States Securities and Exchange Commission and any stock exchange or similar authority, for and on her behalf in any and all capacities, any and all reports required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 and the rules thereunder, including but not limited to reports on Schedule 13D or 13G, any and all amendments to such reports, with all exhibits, and any other forms or documents as may be necessary in connection with the filing of such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority, granting unto said attorney full power and authority to do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete, as fully as the undersigned might or could do in person.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and agents.

IN WITNESS WHEREOF the undersigned has caused this Power of Attorney to be executed this 2 day of April, 2002.

/s/ Carlene Murphy Ziegler
Carlene Murphy Ziegler

STATE OF WISCONSIN	)
) SS.
COUNTY OFMILWAUKEE	)

I, Kim R. Ruffert, a Notary Public in and for the County of Milwaukee, State of Wisconsin, DO HEREBY CERTIFY that Carlene Murphy Ziegler, who is personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that she signed and delivered the said instrument as her own free and voluntary act, for the uses and purposes therein set forth.

Given under my hand and notarial seal, this 2 day of April, 2002.

/s/ Kim R. Ruffert
Notary Public